SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 September 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 25 September 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                 Protherics PLC

                    Notification of Major Interest in Shares

London, UK; Brentwood, TN, US: 25 September 2007 - Protherics PLC ("Protherics"
or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, on 24 September 2007, in accordance with the Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from Aviva plc.  The notification follows an increase in the combined direct and indirect voting rights of Aviva plc and its subsidiaries to 12.05% of total voting rights.
Further details are as follows:

1. Reason for the notification     (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights                                 X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):___________________________________________

2. Full name of person(s) subject to the      Aviva plc & its subsidiaries
notification obligation:

3. Full name of shareholder(s)            Registered Holder:
(if different from 2.):
                                          BNY Norwich Union Nominees Limited
                                          6,691,145*

                                          Chase GA Group Nominees Limited
                                          15,059,813*

                                          Chase Nominees Limited
                                          913,209*

                                          CUIM Nominee Limited
                                          5,394,609*

                                          Vidacos Nominees Limited
                                          76,113*

                                          BNP Paribas - London
                                          1,000,000

                                          Chase Nominees Limited
                                          950,263

                                          CUIM Nominee Limited
                                          3,550,079

                                          State Street Nominees Limited
                                          5,685,498

                                          Vidacos Nominees Limited
                                          1,570,150

                                          *denotes direct interest

4. Date of the transaction (and date on which the 20 September 2007 threshold is crossed or reached if different):

5. Date on which issuer notified:                 24 September 2007

6. Threshold(s) that is/are crossed or reached:   11% to 12% Change at Combined Interest level

7. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to   Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of   Number of     Number of voting rights % of voting rights
the ISIN CODE     Shares      Voting      shares
                              Rights      Direct        Direct      Indirect    Direct      Indirect
Ordinary Shares   40,387,120  40,387,120  28,134,889    28,134,889  12,775,990  8.29%       3.76%
GB0007029209

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial   Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                          Period/ Date              that may be acquired if    rights
                                                              the instrument is
                                                              exercised/ converted.
                                    N/A

Total (A+B)
Number of voting rights                           % of voting rights
40,890,879                                        12.05%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
                                                  See Section 3

Proxy Voting:

9. Name of the proxy holder:                      See Section 3

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:                Figures are based on a total number of voting rights  of
                                           339,243,653

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Julie Vickers, Company Secretary                              +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                             +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                     +1 212 850 5600

Or visit www.protherics.com